UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-40717

VIQ SOLUTIONS INC.

(Name of registrant)

5915 Airport Road

Suite 700

Mississauga, Ontario L4V 1T1

Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIQ SOLUTIONS INC.
(Registrant)

Date: March 31, 2022	By:	/s/ Alexie Edwards
		Name:	Alexie Edwards
		Title:	Chief Financial Officer

Form 6-K Exhibit Index

Exhibit Number	Document Description
99.1	2021 Audited Yearend Consolidated Financial Statements
99.2	2021 Management Discussion and Analysis
99.3	Form 52-109F1 Certification of 2021 Yearend Filing CEO
99.4	Form 52-109F1 Certification of 2021 Yearend Filing CFO
99.5	ASC Form 13-501F1
99.6	OSC Form 13-502F1
99.7	VIQ Annual Information Form Year Ended December 31, 2021